UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from (not applicable)

Commission file number 1-6880

U.S. BANK 401(k) SAVINGS PLAN

800 Nicollet Mall

Minneapolis, Minnesota 55402-4302

(Full title of the plan and the address of the plan)

U.S. BANCORP

800 Nicollet Mall

Minneapolis, Minnesota 55402-4302

(Name and address of principal executive offices of the issuer of the securities)

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A is being filed by the U.S. Bank 401(k) Savings Plan to amend its Annual Report on Form 11-K for the year ended December 31, 2015, that was filed with the U.S. Securities and Exchange Commission on June 24, 2016 (the “Original Filing”). The sole purpose of this Amendment No. 1 is to remove the phrase “PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY” which was inadvertently included on pages 2, 3, 15, and 16 of Exhibit 13 in the Original Filing.

As a result of filing this Amendment No. 1, the Consent of Independent Registered Public Accounting Firm included in Exhibit 23 has been reissued as of this filing date to reference this Amendment No. 1.

Except as described above, no changes have been made to the Original Filing, and this Amendment No. 1 does not modify, amend or update in any way any of the financial or other information contained in the Original Filing.

REQUIRED INFORMATION

U.S. Bank 401(k) Savings Plan (the Plan) is subject to the Employee Retirement Income Security act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two years ended December 31, 2015 and 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 13 and incorporated herein by this reference.

The following exhibits are filed with this report:

Exhibit Number	Description

13	Annual Report for the year ended December 31, 2015

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BANK 401(k) SAVINGS PLAN

By: U.S. Bank 401(k) Savings Plan Benefit Administration Committee

/s/ Jennie P. Carlson	June 28, 2016
Jennie P. Carlson
Benefit Administration Committee Chairperson